UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Zale Corporation

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
988858106

(CUSIP Number)
Norman J. Harrison
Breeden Capital Management LLC
100 Northfield Street
Greenwich, Connecticut 06830
(203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	988858106

1	NAMES OF REPORTING PERSONS Breeden Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,731,390

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,731,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,731,390

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	988858106

1	NAMES OF REPORTING PERSONS Breeden Partners (California) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,176,187

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,176,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,176,187

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	988858106

1	NAMES OF REPORTING PERSONS Breeden Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,274,933

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,274,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,274,933

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	988858106

1	NAMES OF REPORTING PERSONS Breeden Partners Holdco Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,280,270

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,280,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,280,270

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	988858106

1	NAMES OF REPORTING PERSONS Breeden Partners (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,280,270

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,280,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,280,270

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	988858106

1	NAMES OF REPORTING PERSONS Breeden Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,731,390

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,731,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,731,690

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	988858106

1	NAMES OF REPORTING PERSONS Richard C. Breeden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,731,390

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,731,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,731,390

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by Breeden Capital Management LLC (“Breeden Capital”) and Richard C. Breeden (together with, Breeden Partners (California) L.P., Breeden Partners L.P, Breeden Partners Holdco Ltd., Breeden Capital Partners LLC and Breeden Partners (Cayman) Ltd., the “Reporting Persons” or “Breeden Partners”) with the Securities and Exchange Commission on September 17, 2007, as previously amended on December 31, 2007 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Zale Corporation, a Delaware corporation (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
     Items 3 and 5 of the Schedule 13D are hereby amended and supplemented to add the following:
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The 6,731,390 shares of Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $130,868,232. The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with investment capital of the Fund.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, the Delaware Fund owned 1,274,933 shares of Common Stock both beneficially and as direct owner, representing approximately 2.86% of the outstanding shares of Common Stock; the California Fund owned 4,176,187 shares of Common Stock both beneficially and as direct owner, representing approximately 9.36% of the outstanding shares of Common Stock; and Holdco owned 1,280,270 shares of Common Stock both beneficially and as direct owner, representing approximately 2.87% of the outstanding shares of Common Stock. As of the date hereof, the 6,731,390 shares of Common Stock beneficially owned in the aggregate by the Fund, which shares of Common Stock may be deemed to be beneficially owned by the General Partner, the Advisor and Mr. Breeden, represent approximately 15.09% of the Company’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 44,605,804 shares outstanding, which is the total number of shares outstanding as of October 31, 2007 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.
     For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Fund, the Advisor, as the investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund and Holdco each disclaims beneficial ownership of the shares of Common Stock held directly by the others.
     (c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.
     (d) Not applicable.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 2, 2008

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden

Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden

Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/s/ Richard C. Breeden

Richard C. Breeden Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/s/ Richard C. Breeden

Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/s/ Richard C. Breeden

Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/s/ Richard C. Breeden

Richard C. Breeden Key Principal

/s/ Richard C. Breeden

Richard C. Breeden

Schedule I
TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS
     The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

	Shares Purchased	Shares Purchased	Shares Purchased
	for the Account of	for the Account of	for the Account of
Transaction Date	the Delaware Fund	the California Fund	Holdco	Price per Share
11/8/07	79,216	200,584	0	$19.18
11/9/07	1,812	4,588	0	$18.73
12/27/07	121,141	290,093	138,766	$15.60
12/28/07	291,652	698,418	334,089	$15.66
12/31/07	173,208	414,776	198,408	$15.89